UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40127

MISSION ADVANCEMENT CORP.

(Exact name of registrant as specified in its charter)

2525 E Camelback Rd, Ste 850

Phoenix, AZ 85016

(602) 476-0600

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-third of one Redeemable Warrant

Shares of Class A Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Mission Advancement Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 27, 2022

MISSION ADVANCEMENT CORP.

By:	/s/ Peter Keane
Name:	Peter Keane
Title:	Chief Financial Officer